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                                                                     Exhibit G-3

[LOGO OF MOODY'S INVESTORS SERVICE]
                                                     Fundamental Credit Research
                                                                   Rating Action
                                                            Published 9 Oct 2001
Pacific Gas & Electric Company


New York                                     New York
A.J. Sabatelle                               Susan D. Abbott
VP - Sr. Credit Officer                      Managing Director
Corporate Finance                            Corporate Finance
Moody's Investors Service                    Moody's Investors Service
Clients: 1.212.553.1653                      Clients: 1.212.553.1653

MOODY'S CONFIRMS THE RATINGS OF PACIFIC GAS AND ELECTRIC COMPANY. RATINGS ARE REMOVED FROM REVIEW FOR POSSIBLE DOWNGRADE.

  Moody's Investors Service has confirmed the ratings of Pacific Gas and Electric Company (Senior Unsecured Debt at Caa2) and has removed the ratings from review for possible downgrade. The rating action follows a review of Pacific Gas and Electric Company's Plan of Reorganization (POR) under Chapter 11 filed with the Bankruptcy Court on September 20, 2001. The rating outlook is positive.

  The rating action confirms the view that fixed income investors of Pacific Gas and Electric Company are likely to recoup a high recovery rate on their investment in securities issued by the utility once it emerges from bankruptcy. This view is based upon the high asset value at Pacific Gas and Electric Company relative to the amount of debt and claims outstanding coupled with the underlying need for services provided by the utility. While the current plan, which contemplates 100% recovery of principal and interest for all classes of debt, may change or be altered, Moody's believes that any change or alternate plan would, in all likelihood, result in a high recovery rate of principal and interest. For this reason, the ratings are confirmed and are removed from review for further downgrade.

  Ratings confirmed and removed from review for possible downgrade include:

  - the first mortgage bonds and the secured pollution control bonds of Pacific Gas and Electric Company at B3;

  - the issuer rating, the senior unsecured notes, the unsecured debentures, and the unsecured, unenhanced pollution control bonds of Pacific Gas and Electric Company, at Caa2;

  - the preferred stock of PG&E Capital I and the shelf registration for PG&E Capital I issuance of preferred stock at Caa3 and (P)Caa3, respectively;

  - the preferred stock of Pacific Gas and Electric Company's at Ca; and
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  - a shelf registration for Pacific Gas and Electric Company's issuance of senior secured debt, senior unsecured debt, and preferred stock at (P)B3,
  (P)Caa2, and (P)Ca, respectively.

  Pacific Gas and Electric Company's short-term ratings of Not Prime and Speculative Grade are confirmed.

  HIGHLIGHTS OF THE PLAN

  Broadly speaking, Pacific Gas and Electric Company's POR pays off all valid claims owed to creditors and also provides a sound and balanced framework for the utility to manage the power procurement business in the future. Under Pacific Gas and Electric Company's POR, the utility and its parent company, PG&E Corporation, will be separated into two standalone companies. The reorganized Pacific Gas and Electric Company will continue to own and operate the retail electric and gas distribution business. The electric generation, electric transmission, and gas transmission businesses will become separate subsidiaries of PG&E Corporation with no affiliation with Pacific Gas and Electric Company, the regulated distribution company. The common shares of the reorganized Pacific Gas and Electric Company will be distributed to PG&E Corporation's shareholders.

  After the company emerges from bankruptcy, the plan contemplates that the reorganized Pacific Gas and Electric Company will continue to be regulated by the California Public Utility Commission (CPUC). The plan also contemplates that the electric generation, electric transmission, and gas transmission subsidiaries will each be regulated by the Federal Energy Regulatory Commission (FERC).

  A key element of the plan includes the establishment of a FERC approved contract between the newly formed generation company and the reorganized Pacific Gas and Electric Company. Under the terms of the contemplated contract, the generation company will sell all of the output generated from its hydro and nuclear resources (Diablo Canyon) to Pacific Gas and Electric Company for a twelve year period at an average price of approximately five cents/kilowatt hour.

  Additionally, the plan contemplates Pacific Gas and Electric Company resuming the power procurement business for its customers based upon certain conditions, including among other things, an investment grade rating and the ability to promptly recover procurement related costs.

  FINANCIAL IMPLICATIONS OF THE PLAN

  Under the POR, all valid credit claims will be paid in full, using a combination of cash and long-term notes. In total, the plan will provide existing creditors with about $9.1 billion in cash and $4.1 billion in notes. Generally speaking, secured creditors will receive 100% of their allowed claims in cash. Unsecured creditors, which includes claims made by the generators, will be paid 60% in cash and 40% in notes. Subordinated debt, including QUIDS, will be reissued as subordinated notes equal to 100% of the claim. Preferred stock arrearages will be paid in cash and the future obligations will be responsibility of the reorganized utility.

  To finance the transaction, approximately $10 billion of debt securities will be issued which along with approximately $3.4 billion of cash will provide the funds to complete the plan and satisfy all claims at 100%. Under the proposed structure, Pacific Gas and Electric intends to repay all of its first mortgage bond debt and retire the current indenture. Pollution control debt is expected to remain outstanding due to the attractiveness of the securities' tax-exempt status. The plan contemplates unsecured debt being issued at Pacific Gas and Electric Company as well as at each of the generation, electric transmission and gas transmission subsidiaries.

  ASSESSMENT OF THE PLAN

  Moody's believes that should the POR be approved as currently outlined, the ratings of Pacific Gas and Electric Company and the ratings of the generation, electric transmission, and natural gas transmission subsidiaries of PG&E Corporation would each, in all likelihood, be rated investment grade. Moody's further notes that the ability of the POR to be approved as currently outlined will largely depend upon the bankruptcy judge's assessment and use of bankruptcy law preempting existing state law in this instance. While Section 1123 of the Bankruptcy Code permits bankruptcy law to preempt state law, the ultimate determination of whether Section 1123 of the Bankruptcy Code can be
  applied to the proposed POR rests squarely with the bankruptcy judge.   Two
  pieces of existing California law that could be preempted by the bankruptcy court in the proposed POR are the requirement to obtain state regulatory approval to sell or transfer utility assets and the restriction to sell or transfer generating assets before 2005.
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  While it is premature to determine whether the POR will be approved as outlined, there are a number of elements to the POR that could give rise to its approval. First, the plan has the support of the Official Committee of Unsecured Creditors. Second, the plan does not require any rate increase nor does it require any separate legislative action. Third, the POR satisfies potential reliability concerns as customers of Pacific Gas and Electric Company will continue to have access to key generating resources in Northern California at known fixed prices for twelve years.

  On the other hand, the POR is likely to face opposition from the CPUC, certain state entities, and certain consumer groups as the plan has the effect of moving regulatory authority over certain assets from the CPUC to FERC. While it remains unclear what strategy the intervening groups might pursue, Moody's remains certain that aspects of the plan will be challenged, which at a minimum, may impact the timing for confirmation.

  RATIONALE FOR RATING OUTLOOK

  The rating outlook for Pacific Gas and Electric Company's securities is positive reflecting the potential outcome for creditors based upon the filing of Pacific Gas and Electric Company's POR. The rating outlook also incorporates Moody's belief that any changes to the POR would need to provide similar recovery rates as the proposed POR in order to obtain the support of
  the unsecured creditors.   Future rating actions will depend upon the timing
  associated with approval of the POR and whether any modifications will be made to the plan as various entities, including the bankruptcy judge, evaluate the plan.

  Headquartered in San Francisco, California, Pacific Gas and Electric Company is an operating public utility engaged principally in the business of providing electricity and natural gas distribution and transmission services throughout most of Northern and Central California. PG&E Corporation is the parent holding company of Pacific Gas and Electric Company.
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